October 4, 2006

VIA FEDERAL EXPRESS; FILED VIA EDGAR – CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attn:

Ms. Sonia Barros

Division of Corporate Finance

Mail Stop 0610

Re:

Enable IPC Corporation

Post-Effective Amendment No. 1 to Registration Statement on Form SB-2, filed September 14, 2006

File No. 333-125504

Dear Ms. Barros:

On behalf of Enable IPC Corporation, a Delaware corporation (the “Company”), we have been authorized to present the following responses to that certain letter from the Staff dated September 22, 2006 (the “Comment Letter”), relating to Post-Effective Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form SB-2 (File No. 333-125504) (the “Registration Statement”).

The Staff’s comments have been set forth below in italics, and the following paragraphs have been numbered to correspond to the numeration of the Comment Letter.

1.

We refer to the company’s press release dated July 31, 2006 that it “closed its offering of 5,000,000 shares as of the close of business on July 31, 2006.”  In this post-effective amendment, however, the company states that it wishes to terminate the offering of 5,000,000 shares and that no shares were sold by the registrant.  Please provide us an explanation of this inconsistency.

The two phrases cited above were intended to express the same concept:  that the Company’s portion of the offering was closed as of the close of business on July 31, 2006 without any shares of common stock being sold.   The Company made the decision to terminate the offering without selling any shares as a result of input from its market maker and the National Association of Securities Dealers, indicating that trading of the Company’s common stock on the Over-the-Counter Bulletin Board (the “OTCBB”) could not commence while the Company’s offering continued.

2.

Part II of this registration statement refers to the issuance of shares of your common stock in private placements in February, March, April and July of 2006.  Please supplementally provide us your analysis as to why these private placements should not be integrated with the company’s offering of 5,000,000 shares of common stock pursuant to this registration statement.

From February through July 2006, in four isolated incidents, the Company issued shares of common stock pursuant to the exercise of previously issued warrants and for small amounts of cash (an aggregate of $51,900) in order to sustain operations.   In a letter to the Staff dated January 6, 2006, we explained the severe financial constraints under which the Company has been operating since it was founded in March 2005.  These constraints have worsened since the date of the letter, and have been compounded by the lack of a trading market for the Company’s common stock.

As explained above, the Company never commenced sales or sales efforts under the Registration Statement, due to the fact that its common stock had not been approved for trading on the OTCBB.   The Company ‘s Chief Executive Officer, David Walker, was the only person authorized to make offers to sell or accept offers to buy the common stock, and informs us that based on the lack of approval for trading, he neither solicited offers to buy nor made offers to sell the common stock pursuant to the Registration Statement during the period in question.  Therefore, no Company public offering was active during the time of these private issuances.

3.

We note the filing does not include the signature of your controller or principal accounting officer.  Please include this signature in an amended Form SB-2.  If Anna Rhee, the CFO, also serves as the controller or principal accounting officer, her signature should be captioned as such in your amended filing.  See Instructions 1 and 2 to the Signatures section of Form SB-2.

The Company confirms that Ms. Rhee is the Company’s principal accounting officer as well as its CFO.  Concurrently with this letter, the Company is filing Post-Effective Amendment No. 2 to the Registration Statement, which contains the corrected signature.

Thank you again for your assistance, and please contact me if you have any questions or comments regarding this matter.

   Very truly yours,

SILICON VALLEY LAW GROUP

A Law Corporation

By:/s/ Cathryn S. Gawne

         Cathryn S. Gawne, Esq.

cc:  Mr. David A. Walker